BITFRONTIER CAPITAL HOLDINGS, INC.

June 4, 2018

Via Edgar

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Re:        BitFrontier Capital Holdings, Inc.

Offering Statement on Form 1-A

File No. 024-10800

Dear Mr. Reynolds:

Kindly be advised that Bitfrontier Capital Holdings, Inc. (the “Company”) requested that its Regulation A offering be qualified on Monday, June 4, 2018 at 12 Noon. Please do not qualify the offering at this time as we are preparing an Amendment to be uploaded simply to adjust the price before we have the Offering qualified.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Spencer Payne

Spencer B. Payne

President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

cc:           John E. Lux, Esq.